EnCana’s second quarter cash flow exceeds US$1.5 billion,
or $1.76 per share — up 45 percent
Natural gas sales increase 6 percent to 3.2 billion cubic feet per day
Calgary, Alberta, (July 28, 2005) — EnCana Corporation’s (TSX & NYSE: ECA) second quarter 2005 total cash flow per share increased 45 percent to US$1.76 per share diluted, or $1.57 billion, compared to the second quarter of 2004. Total operating earnings per share increased 78 percent to 73 cents per share diluted, or $655 million, compared to the second quarter of 2004. Cash flow and operating earnings increased due to higher sales, stronger natural gas and liquids prices and improved netbacks related to asset portfolio upgrading. EnCana’s total second quarter net earnings per share increased 248 percent to 94 cents per share diluted, or $839 million, which includes an unrealized mark-to-market after-tax gain of $222 million due to changes in the value of commodity hedging positions at quarter-end compared to the previous quarter and an unrealized foreign exchange loss on translation of Canadian issued U.S. dollar debt of $38 million. Total second quarter revenues net of royalties were $3.82 billion. NOTE: All prior-period share and per-share references have been adjusted to reflect the two-for-one common share split which occurred in May 2005.
Second quarter sales of natural gas, oil and natural gas liquids (NGLs) from total operations were 4.59 billion cubic feet of gas equivalent (Bcfe) per day, down 1 percent from the same period in 2004. Total natural gas sales increased 6 percent to 3.2 billion cubic feet per day. Oil and NGLs sales were 230,300 barrels per day, down 15 percent mainly due to divestitures of conventional oil properties in Canada and the U.K. North Sea.
“EnCana continues to achieve strong operating and financial performance. Production and profitability from our portfolio of long-life North American resource plays continue to distinguish the EnCana story. Second quarter production from our 10 key resource plays increased 16 percent compared to the same period one year earlier. We closed the $2.1 billion sale of our Gulf of Mexico assets, divested of additional mature conventional production in Western Canada and announced plans to divest of our natural gas storage and natural gas liquids businesses — strategic initiatives that continue to sharpen our focus on North American resource plays — assets where we can apply our competitive advantage in pursuit of strong, profitable growth and returns. In the first half of 2005, we have redeployed about $1.3 billion of divestiture proceeds to buy EnCana shares under our Normal Course Issuer Bid, reducing the shares outstanding by close to 4 percent. Each share now represents a higher proportion of the company’s more focused asset base, which includes the upside opportunity in our Unbooked Resource Potential,” said Gwyn Morgan, EnCana President & Chief Executive Officer.
First half cash flow up 45 percent per share
First half total cash flow per share increased 45 percent to $3.31 per share diluted, or $2.99 billion, compared to the first half of 2004. Total first half operating earnings per share increased 57 percent to $1.41 per share diluted, or $1.27 billion, compared to the first half of 2004. EnCana’s total first half net earnings per share increased 52 percent to 88 cents per share diluted, or $794 million, which includes an unrealized mark-to-market after-tax loss of $419 million due to changes in the value of commodity hedging positions at June 30, 2005 and an unrealized foreign exchange loss on translation of Canadian issued U.S. dollar debt of $53 million.
First half sales of natural gas, oil and NGLs from total operations were 4.56 Bcfe per day, up 2 percent from the same period in 2004. Total natural gas sales increased 11 percent to 3.18 billion cubic feet per day. Total oil and NGLs sales were 230,000 barrels per day, down 14 percent mainly due to divestitures of conventional oil properties in Canada and the U.K. North Sea.

1

IMPORTANT NOTE: EnCana reports in U.S. dollars and follows U.S. protocols, which report sales and reserves on an after-royalties basis. All dollar figures are U.S. dollars unless otherwise noted. EnCana is treating its Ecuador operations as discontinued because EnCana plans to sell its Ecuador assets. Total results, which include results from Ecuador, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its Web site — www.encana.com.
All references in the remaining text of this news release are on a continuing operations basis.
Continuing operations: Cash flow up 48 percent; Operating earnings up 72 percent
Second quarter 2005 cash flow from continuing operations increased 48 percent to $1.51 billion compared to the same period in 2004. Second quarter cash flow from continuing operations includes cash taxes of $83 million. Operating earnings from continuing operations increased 72 percent to $623 million compared to the second quarter of 2004. EnCana’s second quarter net earnings from continuing operations increased 197 percent to $786 million, which included $201 million in after-tax unrealized mark-to-market gains as a result of changes in the value of commodity hedging positions at quarter-end compared to the previous quarter and an after-tax unrealized loss of $38 million due to translation of U.S. dollar denominated debt issued in Canada.
Sales from continuing operations up 3 percent, natural gas sales up 7 percent
Second quarter sales of natural gas, oil and NGLs from continuing operations were 4.16 Bcfe per day, up 3 percent from the second quarter of 2004. Second quarter natural gas sales from continuing operations rose 7 percent to 3.21 billion cubic feet per day compared with the second quarter of 2004. Oil and NGLs sales from continuing operations were 157,100 barrels per day, down 8 percent from the second quarter one year earlier due primarily to the divestiture of conventional oil properties.
Capital and operating costs impacted by inflation and a depreciating U.S. dollar
Operating costs from continuing operations in the second quarter of 2005 were 66 cents per thousand cubic feet of gas equivalent (Mcfe), which is slightly higher than the company’s full year forecast range due mainly to industry inflation, the impact of a depreciating U.S. dollar and weather delays in the timing of planned production additions. While EnCana expects full year operating costs to be near the higher end of its guidance of 55 to 60 cents per Mcfe, the company continues to be amongst the lowest cost operators in the industry. EnCana drilled 1,017 net wells during the second quarter. Second quarter core capital investment was $1.4 billion. The company previously stated that supply and service cost increases have been higher than expected, and with the impacts of the depreciating U.S. dollar, full-year core upstream capital is now expected to be between $5.1 billion and $5.4 billion, up $600 million of which $100 million relates to the depreciating U.S. dollar. The company’s corporate guidance has been updated on www.encana.com.
"EnCana’s costs are about 10 percent higher than we had forecasted when we established our budgets last fall. While some cost increases are due to execution delays caused by weather, they are primarily driven by higher service sector pricing, higher steel pricing and the overall shortage of completion services — all three directly related to the robust commodity price environment we are currently benefiting from. In our effort to continually find ways to manage costs, we have reached a number of long-term arrangements with established drilling companies to supply 27 additional rigs, many built new to fit EnCana’s purpose and utilizing the latest technology. These will expand the industry’s overall fleet and should help EnCana mitigate the inflationary impact of high industry activity levels by reducing drilling days on its large suite of North American resource plays,” said Randy Eresman, EnCana’s Chief Operating Officer.
“Employing fit-for-purpose rigs under long-term contracts is one example of how we have adapted to higher input costs through optimizing the components of the manufacturing line. Although costs are higher, so are commodity futures prices. Future strip prices for natural gas and oil are about 30 percent higher than were forecast at this time in 2004, resulting in stronger returns for all of EnCana’s development projects,” Eresman said.

2

First half operating earnings from continuing operations up 38 percent
First half 2005 operating earnings increased 38 percent to $1.14 billion compared to the first half of 2004. First half 2005 cash flow from continuing operations increased 47 percent to $2.82 billion compared to the first half of 2004. EnCana’s first half net earnings from continuing operations were up 12 percent to $661 million, which includes two non-cash items: an after-tax unrealized mark-to-market hedge loss of $427 million and an after-tax unrealized mark-to-market loss on foreign exchange on US$ denominated debt issued in Canada of $53 million. First half 2005 revenues net of royalties were $6.24 billion. EnCana drilled 2,370 net wells in the first half, close to half of the company’s 2005 forecast of between 5,000 and 5,500 net wells.
2005 gas production build delayed
Given the shorter than usual winter operating season, wet spring conditions in many operating areas, and shortages of industry services, EnCana experienced delays in bringing wells on stream. About 150 million cubic feet per day of additional gas production is available from wells that will be tied in as soon as services become available. The company expects fourth quarter production to build strongly to exit the year between 3.6 billion and 3.7 billion cubic feet per day. The annualized impact of these delays is expected to result in total 2005 natural gas production to be towards the lower end of the 2005 guidance range. Oil and liquids sales, which were not as affected by the weather, are expected to be at the midpoint of the guidance range.
North American natural gas prices remain strong in the second quarter of 2005
The average second quarter benchmark NYMEX index gas price was $6.73 per thousand cubic feet, up 12 percent from $5.99 per thousand cubic feet in the second quarter of 2004. EnCana’s North American realized natural gas prices averaged $6.25 per thousand cubic feet, up 17 percent from an average of $5.34 per thousand cubic feet in the second quarter of 2004. Natural gas prices have continued to increase due primarily to high world oil prices, continued strength in the economy and a lack of growth in domestic natural gas production.
Second quarter world oil prices remain strong; Canadian heavy oil price differentials widen
Oil and NGLs continued to trade at strong prices during the second quarter of 2005 due to strong global demand and concern over lack of spare production capacity. During the second quarter of 2005, the average benchmark West Texas Intermediate (WTI) crude oil price was $53.22 per barrel, up 39 percent from the second quarter 2004 average of $38.28 per barrel. The substantially higher level of WTI, combined with limited worldwide upgrading capacity for heavy crude oils, resulted in a significant widening of light/heavy crude oil price differentials. In the second quarter, the WTI/Bow River differential increased 83 percent to $20.17 per barrel compared to the same 2004 period. In the second quarter, EnCana’s average realized oil and NGLs price was $31.80 per barrel, up 16 percent; including hedging it was $26.92 per barrel, up 29 percent compared to the same period in 2004.
Price risk management
EnCana’s price risk mitigation strategy is intended to provide downside protection delivering greater certainty of cash flows and returns on its investments. Detailed risk management positions at June 30, 2005 are presented in Note 12 to the unaudited second quarter consolidated financial statements. In the second quarter of 2005, EnCana’s financial price risk management measures resulted in after-tax realized losses of approximately $71 million, comprised of a $47 million loss on oil hedges, a $26 million loss on gas hedges and a $2 million gain on other hedges. A review of the company’s hedging strategy in 2004 resulted in more frequent use of price hedging instruments which provide downside protection, but do not limit upside in a rising price environment.
As of June 30, 2005, about 74 percent of 2005 forecast gas sales is exposed to price upside, while about 60 percent has downside price protection. For oil, at current price levels, about 98 percent of 2005 forecast oil sales is exposed to price upside, while about 32 percent has downside protection. Overall, on a Mcfe basis, at current price levels about 82 percent of EnCana’s forecast 2005 sales are exposed to market price upside. Beyond 2005, fixed price hedges are in place for approximately 808 million cubic feet per day of forecast 2006 gas production, 13,700 barrels per day of forecast 2006 oil production and 29 million cubic feet per day of forecast 2007 gas production.

3

EnCana Continuing Operations Highlights
US$ and U.S. protocols

Financial Highlights
(as at and for the period ended June 30)				6 months	6 months
($ millions)	Q2 2005	Q2 2004	% Δ	2005	2004	% Δ

Revenues, net of royalties	3,581	2,552	+ 40	6,242	5,282	+ 18
Pre-tax cash flow	1,595	1,204	+ 32	3,128	2,325	+ 35
Less:
Cash tax	83	183	- 55	308	408	- 25
Cash flow	1,512	1,021	+ 48	2,820	1,917	+ 47
Net acquisitions & divestitures	(1,789) *	2,234	- 180	(1,830) *	1,935	- 195
Core capital	1,426	1,030	+ 38	2,933	2,287	+ 28
Net capital investment	(363)	3,264	- 111	1,103	4,222	- 74
Net earnings	786	265	+ 197	661	591	+ 12
Add (Deduct):
Unrealized mark-to-market hedging (gain) loss, after-tax	(201)	72	- 379	427	285	+ 50
Unrealized foreign exchange loss on translation of U.S. dollar debt issued in Canada, after-tax	38	25	+ 52	53	57	- 7
Future tax (recovery) due to tax rate change	—	—	n/a	—	(109)	n/a
Operating earnings	623	362	+ 72	1,141	824	+ 38

*	Includes proceeds from Gulf of Mexico sale of $2.1 billion, minus tax of $591 million
EnCana financial results in U.S. dollars and operating results according to U.S. protocols
EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalty basis.

Operating Highlights
(for the period ended June 30)				6 months	6 months
(After royalties)	Q2 2005	Q2 2004	% Δ	2005	2004	% Δ

North America Natural Gas (MMcf/d)
Production	3,212	3,001	+ 7	3,166	2,843	+ 11
Inventory withdrawal	—	—	n/a	13	—	n/a

Natural gas sales (MMcf/d)	3,212	3,001	+ 7	3,179	2,843	+ 12

North America Oil and NGLs (bbls/d)	157,108	170,687	- 8	157,145	168,283	- 7

Total sales (MMcfe/d)	4,155	4,025	+ 3	4,122	3,853	+ 7

4

Key resource play production growth up about 16 percent across EnCana’s portfolio
Development capital continues to be focused on turning EnCana’s Unbooked Resource Potential into production and reserves. Second quarter gas and oil production from key North American resource plays has increased approximately 16 percent since the second quarter of 2004. Gas production growth is driven mainly by the Piceance basin in Colorado, the impact of the Tom Brown, Inc. acquisition, shallow gas and coalbed methane (CBM) on legacy Suffield and Palliser Blocks in Alberta, Cutbank Ridge in northeast British Columbia and the acquisition of the Fort Worth property. Oil production grew at Pelican Lake in northeast Alberta while Foster Creek production decreased temporarily in the second quarter due to scheduled maintenance and work required to prepare for a 30,000 barrel per day facility expansion, of which 10,000 barrels per day is planned to come on production late in the fourth quarter of 2005.
Growth from key North American resource plays

	Daily Production
	2005			2004					2003
Resource Play				Full					Full
(After royalties)	YTD	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year

Natural Gas (MMcf/d)
Jonah	424	416	431	389	404	373	387	394	374
Piceance	300	302	300	261	291	282	251	218	151
East Texas	83	85	82	50	83	81	36	—	—
Fort Worth	62	63	61	27	34	31	23	21	7
Greater Sierra	213	228	195	230	211	244	247	216	143
Cutbank Ridge	68	80	56	40	50	45	41	22	3
CBM	41	46	36	17	27	19	11	10	4
Shallow Gas	629	633	625	592	629	595	590	554	507

Oil (Mbbls/d)
Foster Creek	27	24	30	29	28	29	30	28	22
Pelican Lake	24	27	21	19	23	22	15	15	16

Total (MMcfe/d)	2,128	2,161	2,094	1,892	2,034	1,976	1,858	1,696	1,416

% change from prior year’s quarter		16.3	23.5

% change from prior period		3.2	2.9	33.6	2.9	6.4	9.6	7.1

5

Drilling activity in key North American resource plays

	Net Wells Drilled
	2005			2004					2003
Resource Play	YTD	Q2	Q1	Full year	Q4	Q3	Q2	Q1	Full Year

Natural Gas
Jonah	58	30	28	70	21	17	21	11	59
Piceance	142	65	77	250	47	66	66	71	284
East Texas	43	22	21	50	23	20	7	—	—
Fort Worth	21	12	9	36	8	10	10	8	5
Greater Sierra	106	47	59	187	18	13	21	135	199
Cutbank Ridge	61	38	23	50	17	12	4	17	20
CBM	486	202	284	760	234	347	98	81	267
Shallow Gas	638	365	273	1,552	222	384	416	530	2,366

Oil
Foster Creek	12	2	10	11	7	—	—	4	8
Pelican Lake	53	34	19	92	—	33	30	29	134

Total net wells	1,620	817	803	3,058	597	902	673	886	3,342
Corporate developments
Quarterly dividend of 7.5 cents per share declared
EnCana’s board of directors has declared a quarterly dividend of 7.5 cents per share which is payable on September 30, 2005 to common shareholders of record as of September 15, 2005.
Normal Course Issuer Bid purchases
In the first half of 2005, EnCana has purchased for cancellation approximately 44.7 million of its shares at an average price of $32.86 per share under its current Normal Course Issuer Bid (Bid), which commenced October 29, 2004. Under the Bid, which was amended in February 2005 to allow for the purchase of up to 10 percent of EnCana’s public float, the company has purchased about 8.5 percent of the public float since October 2004. Share option exercises during the same period resulted in the issue of approximately 1.5 percent of the public float. The company had approximately 860.2 million shares outstanding at June 30, 2005.

Changes in Share Capital	First six months	Full Year
(millions of shares)	2005	2004	% Δ

Common shares outstanding, beginning of period	900.6	921.2	- 2.2

Shares issued under option plan	9.8	19.4

Shares purchased under Normal Course Issuer Bid	(44.7)	(40.0)

Subtotal	865.7	900.6	- 3.9

Shares purchased for Performance Share Unit plan	(5.5)	—

Common shares outstanding, end of period	860.2	900.6
Two-for-one share split
On April 27, 2005, EnCana’s shareholders approved the split of EnCana’s outstanding common shares on a two-for-one basis. The common shares began trading on a sub-divided basis on the Toronto Stock Exchange on May 10, 2005 and on the New York Stock Exchange on May 23, 2005.

6

Financial strength
EnCana maintains a strong balance sheet. At June 30, 2005 the company’s net debt-to-capitalization ratio was 36:64. Completion of planned asset divestitures is expected to further reduce debt levels. Proceeds of these proposed divestitures are also expected to be directed to purchase the company’s shares under its Normal Course Issuer Bid and debt repayment. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.3 times. In the second quarter of 2005, EnCana invested $1,426 million of core capital. Acquisitions and divestitures resulted in net proceeds of $1,789 million, after deducting $591 million of tax on sale of Gulf of Mexico assets. Overall, divestiture proceeds were $363 million in excess of core capital investment during the second quarter.

CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana Corporation will host a conference call today, Thursday, July 28, 2005 starting at 11:00 a.m., Mountain Time (1 p.m. Eastern Time), to discuss EnCana’s second quarter 2005 financial and operating results.
To participate, please dial (913) 981-4915 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3 p.m. MT on July 28 until midnight August 3, 2005 by dialing (888) 203-1112 or (719) 457-0820 and entering access code 7545271.
A live audio Web cast of the conference call will also be available via EnCana’s Web site, www.encana.com, under Investor Relations. The Web cast will be archived for approximately 90 days.
EnCana Corporation
With an enterprise value of approximately US$44 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NOTE 1: Non-GAAP measures
This news release contains references to cash flow, pre-tax cash flow, cash flow from continuing operations, operating earnings from continuing operations, total operating earnings and EBITDA. Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates. Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years. EBIDTA is a non-GAAP measure that shows net earnings from continuing operations before gain on disposition, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and depletion, depreciation and amortization. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.

7

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance; anticipated growth and success of resource plays and the expected characteristics of resource plays; the planned sale of interests in Ecuador, the midstream NGLs business unit and the natural gas storage business and the timing of such potential transactions; the expected proceeds from planned divestitures and the use of proceeds from divestitures for share purchases under the company’s Normal Course Issuer Bid program and debt repayment; projections with respect to the company’s unbooked resource potential and projected production growth over the next five years; expected debt levels and debt to capitalization ratios; anticipated effect of EnCana’s market risk mitigation strategy and EnCana’s ability to participate in commodity price upside; anticipated purchases pursuant to the Normal Course Issuer Bid; anticipated production in 2005 and beyond; anticipated drilling; the capacity of the company’s SAGD expansion project and the timing thereof; potential capital expenditures and investment and the impact of inflation; potential oil, natural gas and NGLs sales in 2005 and beyond; anticipated ability to meet production, operating cost, cash tax and sales guidance targets; anticipated costs and the ability to mitigate against drilling costs increases; anticipated commodity prices; projections relating to project returns from EnCana’s North American resource plays and potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana

8

believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

9

Interim Consolidated Financial Statements
(unaudited)
For the period ended June 30, 2005
EnCana Corporation
U.S. DOLLARS

10

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2005	2004	2005	2004

REVENUES, NET OF ROYALTIES
Upstream	(Note 2)	$2,227	$1,763	$4,333	$3,392
Midstream & Market Optimization	(Note 2)	1,039	898	2,566	2,317
Corporate — Unrealized gain (loss) on risk management	(Note 2)	315	(109)	(657)	(429)
— Other	(Note 2)	—	—	—	2

		3,581	2,552	6,242	5,282
EXPENSES	(Note 2)
Production and mineral taxes		97	83	184	137
Transportation and selling		131	137	267	272
Operating		373	303	745	620
Purchased product		933	822	2,296	2,109
Depreciation, depletion and amortization		675	630	1,361	1,156
Administrative		66	44	127	93
Interest, net		101	99	201	178
Accretion of asset retirement obligation	(Note 8)	9	3	18	9
Foreign exchange loss	(Note 5)	119	18	150	77
Stock-based compensation		4	4	8	9
Gain on divestitures	(Note 4)	—	(1)	—	(35)

		2,508	2,142	5,357	4,625

NET EARNINGS BEFORE INCOME TAX		1,073	410	885	657
Income tax expense	(Note 6)	287	145	224	66

NET EARNINGS FROM CONTINUING OPERATIONS		786	265	661	591
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	53	(15)	133	(51)

NET EARNINGS		$839	$250	$794	$540

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$0.90	$0.29	$0.75	$0.64
Diluted		$0.88	$0.28	$0.73	$0.63

NET EARNINGS PER COMMON SHARE	(Note 11)
Basic		$0.96	$0.27	$0.90	$0.59
Diluted		$0.94	$0.27	$0.88	$0.58

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Six Months Ended
		June 30,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net Earnings		794	540
Dividends on Common Shares		(110)	(92)
Charges for Normal Course Issuer Bid	(Note 9)	(1,124)	(126)
Charges for Shares Repurchased and Held	(Note 9)	(147)	—

RETAINED EARNINGS, END OF PERIOD		$7,348	$5,598

See accompanying Notes to Consolidated Financial Statements.

11

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$325	$602
Accounts receivable and accrued revenues		2,140	1,898
Risk management	(Note 12)	160	336
Inventories		424	513
Assets of discontinued operations	(Note 3)	165	156

		3,214	3,505
Property, Plant and Equipment, net	(Note 2)	22,051	23,140
Investments and Other Assets		379	334
Risk Management	(Note 12)	106	87
Assets of Discontinued Operations	(Note 3)	1,735	1,623
Goodwill		2,488	2,524

	(Note 2)	$29,973	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,884	$1,879
Income tax payable		779	359
Risk management	(Note 12)	690	241
Liabilities of discontinued operations	(Note 3)	321	280
Current portion of long-term debt	(Note 7)	309	188

		3,983	2,947
Long-Term Debt	(Note 7)	6,851	7,742
Other Liabilities		86	118
Risk Management	(Note 12)	269	192
Asset Retirement Obligation	(Note 8)	640	611
Liabilities of Discontinued Operations	(Note 3)	144	102
Future Income Taxes		4,459	5,193

		16,432	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,102	5,299
Share options, net		—	10
Paid in surplus		90	28
Retained earnings		7,348	7,935
Foreign currency translation adjustment		1,001	1,036

		13,541	14,308

		$29,973	$31,213

See accompanying Notes to Consolidated Financial Statements.

12

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings from continuing operations		$786	$265	$661	$591
Depreciation, depletion and amortization		675	630	1,361	1,156
Future income taxes	(Note 6)	(387)	(38)	(675)	(342)
Cash tax on sale of assets	(Note 4)	591	—	591	—
Unrealized (gain) loss on risk management	(Note 12)	(314)	109	655	426
Unrealized foreign exchange loss		105	32	123	71
Accretion of asset retirement obligation	(Note 8)	9	3	18	9
Gain on divestitures	(Note 4)	—	(1)	—	(35)
Other		47	21	86	41

Cash flow from continuing operations		1,512	1,021	2,820	1,917
Cash flow from discontinued operations		60	110	165	209

Cash flow		1,572	1,131	2,985	2,126
Net change in other assets and liabilities		(16)	(41)	(14)	(46)
Net change in non-cash working capital from continuing operations		(682)	(254)	(116)	(15)
Net change in non-cash working capital from discontinued operations		(2)	17	(57)	170

		872	853	2,798	2,235

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.		—	(2,335)	—	(2,335)
Capital expenditures	(Note 2)	(1,452)	(1,035)	(2,971)	(2,306)
Proceeds on disposal of assets	(Note 4)	2,406	110	2,459	463
Cash tax on sale of assets	(Note 4)	(591)	—	(591)	—
Net change in investments and other		(27)	(28)	(8)	(17)
Net change in non-cash working capital from continuing operations		293	(173)	448	(112)
Discontinued operations		(50)	(126)	(107)	(378)

		579	(3,587)	(770)	(4,685)

FINANCING ACTIVITIES
Net repayment of revolving long-term debt		(682)	455	(715)	447
Issuance of long-term debt		—	2,761	—	2,761
Repayment of long-term debt		—	(454)	(1)	(549)
Issuance of common shares	(Note 9)	83	43	184	154
Purchase of common shares	(Note 9)	(902)	(12)	(1,662)	(230)
Dividends on common shares		(66)	(46)	(110)	(92)
Other		(1)	(4)	(3)	(5)

		(1,568)	2,743	(2,307)	2,486

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(1)	—	(2)	—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(116)	9	(277)	36
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		441	140	602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$325	$149	$325	$149

See accompanying Notes to Consolidated Financial Statements.

13

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.
2. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 3.

14

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,227	$1,763	$1,039	$898
Expenses
Production and mineral taxes	97	83	—	—
Transportation and selling	126	129	5	8
Operating	296	237	76	69
Purchased product	—	—	933	822
Depreciation, depletion and amortization	648	571	9	45

Segment Income	$1,060	$743	$16	$(46)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$315	$(109)	$3,581	$2,552
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	131	137
Operating	1	(3)	373	303
Purchased product	—	—	933	822
Depreciation, depletion and amortization	18	14	675	630

Segment Income	$296	$(120)	1,372	577

Administrative			66	44
Interest, net			101	99
Accretion of asset retirement obligation			9	3
Foreign exchange loss			119	18
Stock-based compensation			4	4
Gain on divestitures			—	(1)

			299	167

Net Earnings Before Income Tax			1,073	410
Income tax expense			287	145

Net Earnings From Continuing Operations			$786	$265

* For the three months ended June 30, the unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$315	$(109)
Operating Expenses and Other — Corporate	1	(1)

Total Unrealized Gain (Loss) on Risk Management — Continuing Operations	$314	$(108)

15

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,514	$1,266	$655	$443
Expenses
Production and mineral taxes	29	18	68	65
Transportation and selling	85	84	41	45
Operating	200	161	48	28
Depreciation, depletion and amortization	469	435	171	117

Segment Income	$731	$568	$327	$188

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$58	$54	$2,227	$1,763
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	126	129
Operating	48	48	296	237
Depreciation, depletion and amortization	8	19	648	571

Segment Income	$2	$(13)	$1,060	$743

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$169	$172	$870	$726	$1,039	$898
Expenses
Transportation and selling	—	—	5	8	5	8
Operating	64	56	12	13	76	69
Purchased product	87	118	846	704	933	822
Depreciation, depletion and amortization	9	43	—	2	9	45

Segment Income	$9	$(45)	$7	$(1)	$16	$(46)

16

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the three months ended June 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,184	$981	$601	$406	$1,785	$1,387
Expenses
Production and mineral taxes	21	13	62	60	83	73
Transportation and selling	71	69	41	45	112	114
Operating	122	97	48	28	170	125

Operating Cash Flow	$970	$802	$450	$273	$1,420	$1,075

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$330	$285	$54	$37	$384	$322
Expenses
Production and mineral taxes	8	5	6	5	14	10
Transportation and selling	14	15	—	—	14	15
Operating	78	64	—	—	78	64

Operating Cash Flow	$230	$201	$48	$32	$278	$233

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$58	$54	$2,227	$1,763
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	126	129
Operating	48	48	296	237

Operating Cash Flow	$10	$6	$1,708	$1,314

17

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$4,333	$3,392	$2,566	$2,317
Expenses
Production and mineral taxes	184	137	—	—
Transportation and selling	257	256	10	16
Operating	588	478	159	147
Purchased product	—	—	2,296	2,109
Depreciation, depletion and amortization	1,308	1,074	18	52

Segment Income	$1,996	$1,447	$83	$(7)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(657)	$(427)	$6,242	$5,282
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	267	272
Operating	(2)	(5)	745	620
Purchased product	—	—	2,296	2,109
Depreciation, depletion and amortization	35	30	1,361	1,156

Segment Income	$(690)	$(452)	1,389	988

Administrative			127	93
Interest, net			201	178
Accretion of asset retirement obligation			18	9
Foreign exchange loss			150	77
Stock-based compensation			8	9
Gain on divestitures			—	(35)

			504	331

Net Earnings Before Income Tax			885	657
Income tax expense			224	66

Net Earnings From Continuing Operations			$661	$591

* For the six months ended June 30, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(657)	$(429)
Operating Expenses and Other — Corporate	(2)	(4)

Total Unrealized Loss on Risk Management — Continuing Operations	$(655)	$(425)

18

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,940	$2,487	$1,274	$801
Expenses
Production and mineral taxes	51	38	133	99
Transportation and selling	172	186	85	70
Operating	392	335	92	48
Depreciation, depletion and amortization	931	851	359	199

Segment Income	$1,394	$1,077	$605	$385

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$119	$104	$4,333	$3,392
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	257	256
Operating	104	95	588	478
Depreciation, depletion and amortization	18	24	1,308	1,074

Segment Income	$(3)	$(15)	$1,996	$1,447

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$735	$723	$1,831	$1,594	$2,566	$2,317
Expenses
Transportation and selling	—	—	10	16	10	16
Operating	137	127	22	20	159	147
Purchased product	515	567	1,781	1,542	2,296	2,109
Depreciation, depletion and amortization	18	50	—	2	18	52

Segment Income	$65	$(21)	$18	$14	$83	$(7)

19

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the six months ended June 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$2,317	$1,917	$1,165	$736	$3,482	$2,653
Expenses
Production and mineral taxes	37	28	121	91	158	119
Transportation and selling	141	150	85	70	226	220
Operating	243	198	92	48	335	246

Operating Cash Flow	$1,896	$1,541	$867	$527	$2,763	$2,068

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$623	$570	$109	$65	$732	$635
Expenses
Production and mineral taxes	14	10	12	8	26	18
Transportation and selling	31	36	—	—	31	36
Operating	149	137	—	—	149	137

Operating Cash Flow	$429	$387	$97	$57	$526	$444

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$119	$104	$4,333	$3,392
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	257	256
Operating	104	95	588	478

Operating Cash Flow	$15	$9	$3,304	$2,521

20

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Upstream
Canada	$850	$675	$1,894	$1,703
United States	481	316	893	526
Other Countries	16	19	29	34

	1,347	1,010	2,816	2,263
Midstream & Market Optimization	96	16	140	25
Corporate	9	9	15	18

Total	$1,452	$1,035	$2,971	$2,306

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		June 30,	December 31,	June 30,	December 31,
		2005	2004	2005	2004

Upstream		$20,918	$22,097	$25,395	$26,118
Midstream & Market Optimization		914	804	1,732	1,904
Corporate		219	239	946	1,412
Assets of Discontinued Operations	(Note 3)			1,900	1,779

Total		$22,051	$23,140	$29,973	$31,213

21

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended June 30
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$241	$111	$—	$55	$241	$166

Expenses
Production and mineral taxes	30	13	—	—	30	13
Transportation and selling	16	14	—	11	16	25
Operating	34	29	—	14	34	43
Depreciation, depletion and amortization	—	69	—	34	—	103
Interest, net	—	(1)	—	(2)	—	(3)
Accretion of asset retirement obligation	1	1	—	1	1	2
Foreign exchange loss (gain)	1	—	(3)	3	(2)	3

	82	125	(3)	61	79	186

Net Earnings (Loss) Before Income Tax	159	(14)	3	(6)	162	(20)
Income tax expense (recovery)	108	(1)	1	(4)	109	(5)

Net Earnings (Loss) From Discontinued Operations	$51	$(13)	$2	$(2)	$53	$(15)

	For the six months ended June 30
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$432	$190	$—	$96	$432	$286

Expenses
Production and mineral taxes	52	24	—	—	52	24
Transportation and selling	31	33	—	19	31	52
Operating	62	59	—	20	62	79
Depreciation, depletion and amortization	—	134	—	67	—	201
Interest, net	—	(1)	—	(2)	—	(3)
Accretion of asset retirement obligation	1	1	—	2	1	3
Foreign exchange loss (gain)	1	—	(3)	2	(2)	2

	147	250	(3)	108	144	358

Net Earnings (Loss) Before Income Tax	285	(60)	3	(12)	288	(72)
Income tax expense (recovery)	154	(16)	1	(5)	155	(21)

Net Earnings (Loss) From Discontinued Operations	$131	$(44)	$2	$(7)	$133	$(51)

* Revenues, net of royalties in Ecuador include $55 million of realized losses (2004 — $100 million) and $11 million of unrealized gains (2004 — $84 million of losses) related to derivative financial instruments.

22

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	June 30, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$4	$6	$10	$2	$12	$—	$14
Accounts receivable and accrued revenues	132	—	132	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	23	—	23	15	—	—	15

	159	6	165	131	25	—	156
Property, plant and equipment, net	1,391	—	1,391	1,295	—	—	1,295
Investments and other assets	344	—	344	328	—	—	328

	$1,894	$6	$1,900	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$103	$28	$131	$61	$32	$3	$96
Income tax payable	127	1	128	101	—	—	101
Risk management	61	—	61	72	—	—	72

	291	29	320	234	32	3	269
Asset retirement obligation	23	—	23	22	—	—	22
Future income taxes	121	1	122	80	11	—	91

	435	30	465	336	43	3	382

Net Assets of Discontinued Operations	$1,459	$(24)	$1,435	$1,418	$(18)	$(3)	$1,397

Contingencies
In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.
In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.
In addition to the above, the Company continues to proceed with its arbitration related to value-added tax (“VAT”) owed to the Company and has been in discussions related to certain income tax matters related to interest deductibility and other matters in Ecuador.
4. DIVESTITURES
Total proceeds received on sale of assets and investments was $2,459 million (2004 — $463 million) as described below:
Upstream
In 2005, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $408 million (2004 — $419 million).
In May, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Other
In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain of $34 million.

23

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. FOREIGN EXCHANGE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Unrealized Foreign Exchange Loss on Translation of U.S. Dollar Debt Issued in Canada	$47	$32	$65	$71
Other Foreign Exchange Losses (Gains)	72	(14)	85	6

	$119	$18	$150	$77

6. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Current
Canada	$124	$180	$310	$402
United States	559	7	591	15
Other	(9)	(4)	(2)	(9)

Total Current Tax	674	183	899	408

Future	(387)	(38)	(675)	(233)
Future Tax Rate Reductions	—	—	—	(109)

Total Future Tax	(387)	(38)	(675)	(342)

	$287	$145	$224	$66

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Net Earnings Before Income Tax	$1,073	$410	$885	$657
Canadian Statutory Rate	37.9%	39.1%	37.9%	39.1%

Expected Income Tax	406	160	335	257
Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	44	51	86	103
Canadian resource allowance	(42)	(63)	(90)	(123)
Canadian resource allowance on unrealized risk management (gains) losses	(5)	2	13	19
Statutory and other rate differences	(69)	(17)	(84)	(30)
Effect of tax rate changes	—	—	—	(109)
Non-taxable capital losses	11	7	16	14
Previously unrecognized capital losses	—	2	—	15
Tax basis retained on dispositions	(68)	(23)	(68)	(103)
Large corporations tax	—	3	4	7
Other	10	23	12	16

	$287	$145	$224	$66

Effective Tax Rate	26.7%	35.4%	25.3%	10.0%

24

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,172	$1,515
Unsecured notes	1,285	1,309

	2,457	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	399
Unsecured notes and debentures	4,640	4,641

	4,640	5,040

Increase in Value of Debt Acquired *	63	66
Current Portion of Long-Term Debt	(309)	(188)

	$6,851	$7,742

* Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.
On June 17, 2005, EnCana announced its intention to seek the necessary approvals to redeem three series of unsecured notes with a total face value of C$200 million. Accordingly, these unsecured notes have been recorded in current portion of long-term debt.
8. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	June 30,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	48	98
Liabilities Settled	(10)	(16)
Liabilities Disposed	(22)	(35)
Change in Estimated Future Cash Flows	6	124
Accretion Expense	18	22
Other	(11)	35

Asset Retirement Obligation, End of Period	$640	$611

25

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL

	June 30, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	900.6	$5,299	921.2	$5,305
Shares Issued under Option Plans	9.8	184	19.4	281
Shares Repurchased	(50.2)	(381)	(40.0)	(287)

Common Shares Outstanding, End of Period	860.2	$5,102	900.6	$5,299

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To June 30, 2005, the Company purchased 50,211,198 Common Shares for total consideration of approximately $1,662 million. Of the amount paid, $381 million was charged to Share capital, $10 million was charged to Paid in surplus and $1,271 million was charged to Retained earnings. Included in the above are 5.5 million Common Shares which have been repurchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).
On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 46,229,000 of its Common Shares, representing five percent of the approximately 924.58 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 92.2 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at June 30, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	36.2	23.15
Exercised	(9.8)	22.65
Forfeited	(0.3)	19.94

Outstanding, End of Period	26.1	23.37

Exercisable, End of Period	20.9	23.23

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.00 to 12.49	0.8	3.8	11.43	0.8	11.43
12.50 to 14.99	0.4	1.6	13.10	0.4	13.10
15.00 to 21.99	0.6	1.4	20.08	0.5	19.89
22.00 to 26.50	24.3	2.1	24.00	19.2	24.02

	26.1	2.1	23.37	20.9	23.23

26

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL (continued)
EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended June 30, 2005 would be unchanged (three months ended 2004 — $241 million; $0.26 per common share — basic; $0.26 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the six months ended June 30, 2005 would be unchanged (2004 — $522 million; $0.57 per common share — basic; $0.56 per common share diluted).
10. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at June 30, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Current Service Cost	$2	$1	$4	$3
Interest Cost	3	3	6	6
Expected Return on Plan Assets	(3)	(3)	(6)	(6)
Amortization of Net Actuarial Loss	—	2	1	3
Amortization of Transitional Obligation	1	(1)	—	(2)
Amortization of Past Service Cost	—	1	1	1
Expense for Defined Contribution Plan	5	4	10	7

Net Benefit Plan Expense	$8	$7	$16	$12

EnCana previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. The Company now anticipates that it will contribute $8 million to the defined benefit pension plans in 2005. At June 30, 2005, contributions of $4 million have been made.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	930,510	18.31
Exercised	(593,558)	15.55
Forfeited	(1,530)	23.14

Outstanding, End of Period	335,422	23.15

Exercisable, End of Period	335,422	23.15

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	771,860	14.40
Exercised	(258,774)	14.30

Outstanding, End of Period	513,086	14.45

Exercisable, End of Period	513,086	14.45

To June 30, EnCana recorded compensation costs of $10 million related to the outstanding SAR’s (2004 — $3 million).

27

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,735,000	27.77
Granted	6,876,612	38.56
Exercised	(112,730)	27.13
Forfeited	(149,500)	29.68

Outstanding, End of Period	8,349,382	36.61

Exercisable, End of Period	272,810	27.27

To June 30, EnCana recorded compensation costs of $31 million related to the outstanding TSAR’s (2004 — nil).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	750,612	24.81
Granted, Directors	77,552	43.14
Units, in Lieu of Dividends	2,717	46.01

Outstanding, End of Period	830,881	26.59

Exercisable, End of Period	830,881	26.59

To June 30, EnCana recorded compensation costs of $13 million related to the outstanding DSU’s (2004 — $5 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,294,206	26.71
Granted	1,715,873	38.21
Forfeited	(166,293)	30.45

Outstanding, End of Period	4,843,786	30.65

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	449,230	20.56
Granted	387,924	30.95
Forfeited	(29,018)	26.80

Outstanding, End of Period	808,136	25.32

Exercisable, End of Period	—	—

To June 30, EnCana recorded compensation costs of $33 million related to the outstanding PSU’s (2004 — $10 million).
At June 30, 2005, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

28

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended			Six Months Ended
	March 31,	June 30,		June 30,
(millions)	2005	2005	2004	2005	2004

Weighted Average Common Shares Outstanding — Basic	891.8	872.0	920.6	881.8	921.2
Effect of Dilutive Securities	17.2	19.9	10.4	18.9	12.4

Weighted Average Common Shares Outstanding — Diluted	909.0	891.9	931.0	900.7	933.6

The amounts above have been restated to reflect the effect of the common share split approved in April 2005.
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following table summarizes the gains and losses on risk management activities:

	Realized			Unrealized
	Q1	Q2	YTD	Q1	Q2	YTD

Revenues, Net of Royalites	$(20)	$(114)	$(134)	$(972)	$315	$(657)
Operating Expenses and Other	5	5	$10	3	(1)	$2

Total (Loss) Gain on Risk Management — Continuing Operations	(15)	(109)	(124)	(969)	314	(655)
(Loss) Gain on Risk Management — Discontinued Operations	(23)	(32)	(55)	(20)	31	11

	$(38)	$(141)	$(179)	$(989)	$345	$(644)

Amounts Recognized on Transition
As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.
At June 30, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain (Loss)

2005
Three months ended September 30, 2005	$9
Three months ended December 31, 2005	9

Total remaining to be recognized in 2005	$18

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$58

Total to be recognized — Continuing Operations	$59
Total to be recognized — Discontinued Operations	(1)

$58

29

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to June 30, 2005:

			Total
	Transition	Fair Market	Unrealized
	Amounts	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)
Change in Fair Value of Contracts in Place at Beginning of Year	—	(678)	$(678)
Fair Value of Contracts in Place at Transition Realized in 2005	14	(14)	—
Fair Value of Contracts Entered into Since Beginning of Year	—	34	34

Fair Value of Contracts Outstanding	$(58)	$(847)	$(644)

Unamortized Premiums Paid on Collars and Options		93

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(754)

Amounts Allocated to Continuing Operations	$(59)	$(693)	$(655)
Amounts Allocated to Discontinued Operations	1	(61)	11

	$(58)	$(754)	$(644)

At June 30, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
June 30, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$2
Investments and other assets	1

Accounts payable and accrued liabilities	32
Other liabilities	30

Net Deferred Gain — Continuing Operations	$59
Net Deferred Loss — Discontinued Operations	(1)

$58

Risk Management
Current asset	$160
Long-term asset	106
Current liability	690
Long-term liability	269

Net Risk Management Liability — Continuing Operations	$(693)
Net Risk Management Liability — Discontinued Operations	(61)

$(754)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
June 30, 2005

Commodity Price Risk
Natural gas	$(489)
Crude oil	(225)
Power	3
Interest Rate Risk	18

Total Fair Value Positions — Continuing Operations	$(693)
Total Fair Value Positions — Discontinued Operations	(61)

$(754)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at June 30, 2005.

30

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At June 30, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $546 million and a fair market value position of $(489) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	770	2005	6.74	US$/Mcf	$(71)
Colorado Interstate Gas (CIG)	114	2005	4.87	US$/Mcf	(32)
Other	110	2005	5.21	US$/Mcf	(33)

NYMEX Fixed Price	525	2006	5.66	US$/Mcf	(429)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(92)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(84)
Rockies	35	2006	4.45	US$/Mcf	(33)
Other	46	2006	4.69	US$/Mcf	(43)

Collars and Other Options
Purchased NYMEX Put Options	1,059	2005	5.64	US$/Mcf	(33)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(19)
Purchased NYMEX Put Options	243	2006	5.18	US$/Mcf	(17)

Basis Contracts
Fixed NYMEX to AECO Basis	883	2005	(0.66)	US$/Mcf	52
Fixed NYMEX to Rockies Basis	257	2005	(0.48)	US$/Mcf	18
Other	469	2005	(0.50)	US$/Mcf	11

Fixed NYMEX to AECO Basis	703	2006	(0.65)	US$/Mcf	61
Fixed NYMEX to Rockies Basis	324	2006	(0.58)	US$/Mcf	27
Fixed NYMEX to CIG Basis	301	2006	(0.83)	US$/Mcf	9
Other	182	2006	(0.36)	US$/Mcf	8

Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	355	2007-2008	(0.66)	US$/Mcf	41
Fixed NYMEX to Rockies Basis	350	2007-2008	(0.64)	US$/Mcf	58
Fixed NYMEX to CIG Basis	157	2007-2009	(0.75)	US$/Mcf	38

Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90	US$/Mcf	5
Waha Purchase	23	2006	5.32	US$/Mcf	17

Basis Contracts
Fixed NYMEX to Ventura	32	2005	(0.44)	US$/Mcf	—

					(541)
Other Financial Positions *					(5)

Total Unrealized Loss on Financial Contracts					(546)
Unamortized Premiums Paid on Options					57

Total Fair Value Positions					$(489)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

31

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At June 30, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $322 million and a fair market value position of $(286) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	41,000	2005	28.41	$(224)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(48)
Unwind WTI NYMEX Fixed Price	(7,200)	2005	42.70	21
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	59
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(12)

Fixed WTI NYMEX Price	15,000	2006	34.56	(128)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	3
Purchased WTI NYMEX Call Options	(12,000)	2006	60.00	13
Purchased WTI NYMEX Put Options	22,000	2006	27.36	(7)

				(323)
Other Financial Positions *				1

Total Unrealized Loss on Financial Contracts				(322)
Unamortized Premiums Paid on Options				36

Total Fair Value Positions				$(286)

Total Fair Value Positions — Continuing Operations				$(225)
Total Fair Value Positions — Discontinued Operations				(61)

				$(286)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
13. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

32

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)